Filed with the Securities and Exchange Commission on April 26, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR AMERICAN
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
MECHEL OAO
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
Russian Federation
(Jurisdiction of incorporation or organization of issuer)
DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter )
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19715
+1 302 738 6680
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box:     ☑
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered	Aggregate Price Per Unit*	Aggregate Offering Price**	Registration Fee
Preferred American Depositary Shares (“Preferred ADSs”) evidenced by American Depositary Receipts, each Preferred ADS represents one-half of one preferred share, par value 10 rubles per share, of Mechel OAO	80,000,000	$0.05	$4,000,000	$285.20

*	Each unit represents one Preferred ADS.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing Preferred ADS.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED
CROSS REFERENCE SHEET

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus

1. Name of depositary and address of its principal executive office	Face of Receipt, Introductory article and bottom center

2. Title of Receipts and identity of deposited securities	Face of Receipt, Top center

Terms of Deposit:

(i) The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

(ii) The procedure for voting, if any, the deposited securities	Paragraph (17)

(iii) The collection and distribution of dividends	Paragraph (15)

(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (14), (16) and (17)

(v) The sale or exercise of rights	Paragraphs (2), (6), (15), (18) and (23)

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (15) and (18)

(vii) Amendment, extension or termination of the deposit arrangements	Paragraphs (22) and (23) (no provision for extensions)

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (14)

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4) and (13)

(x) Limitation upon the liability of the depositary	Paragraphs (6), (10), (17), (18), (19), (20) and (23)

3. Fees and charges which may be imposed directly or indirectly against holders of Receipts	Paragraph (9)

Item 2. AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus

Statement that Mechel OAO is subject to the periodic reporting or other informational requirements under the Securities Exchange Act of 1934, and accordingly files certain reports and other information with the U.S. Securities and Exchange Commission, and that such reports may be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission
Paragraph (14)
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)	Form of Deposit Agreement (the “Deposit Agreement”) by and among Mechel OAO, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders from time to time of Preferred American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the Preferred American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years.— Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 26, 2010.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing Preferred ADSs, each representing one-half of a preferred share, par value 10 rubles per share, of Mechel OAO.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
	Name:	Christopher Konopelko
	Title:	Vice President

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Mechel OAO, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Moscow, Russian Federation, on this 26th day of April  , 2010.

MECHEL OAO
By:	/s/ Igor V. Zyuzin
	Name:	Igor V. Zyuzin
	Title:	Chief Executive Officer and Director

     Each person whose signature appears below hereby constitutes and appoints Igor V. Zyuzin and Stanislav A. Ploschenko, and each of them, their true and lawful attorneys and agents, with full power of substitution, each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments (including post-effective amendments) to this Registration Statement on Form F-6 and to file the same, with all exhibits thereto, and other documents in connection therewith, including registration statements filed in connection with this offering pursuant to Rule 462(b) under the Securities Act of 1933 with the SEC, granting unto each of said attorneys-in-fact and agents full power and authority to do everything necessary to accomplish the foregoing, as fully to all intents and purposes as he or she might or could do in person, and each of the undersigned does hereby ratify and confirm all that each of said attorneys and agents, or their substitutes, shall do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Alexander E. Yevtushenko Alexander E. Yevtushenko	Chairman	April 26, 2010

/s/ Igor V. Zyuzin Igor V. Zyuzin	Chief Executive Officer and Director (principal executive officer)	April 26, 2010

/s/ Vladimir A. Polin Vladimir A. Polin	Director	April 26, 2010

/s/ Valentin V. Proskurnya Valentin V. Proskurnya	Director	April 26, 2010

/s/ Roger I. Gale Roger I. Gale	Director	April 26, 2010

/s/ A. David Johnson A. David Johnson	Director	April 26, 2010

Signature	Title	Date

/s/ Serafim Kolpakov Serafim Kolpakov	Director	April 26, 2010

/s/ Igor S. Kozhukhovsky Igor S. Kozhukhovsky	Director	April 26, 2010

/s/ Vladimir V. Gusev Vladimir V. Gusev	Director	April 26, 2010

/s/ Stanislav A. Ploschenko Stanislav A. Ploschenko	Chief Financial Officer (principal financial officer)	April 26, 2010

/s/ Tatiana Kalyadina Tatiana Kalyadina	Chief Accountant (principal accounting officer)	April 26, 2010

/s/ Donald J. Puglisi Donald J. Puglisi for Puglisi & Associates	Authorized U.S. Representative	April 26, 2010

INDEX TO EXHIBITS
Exhibit Number
(a) Form of Deposit Agreement
(d) Opinion of counsel to the Depositary